Commission File No. 333-8878




                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2005


                          ULTRAPETROL (BAHAMAS) LIMITED
                 (Translation of registrant's name into English)

                          H & J Corporate Services Ltd.
                                  Shirlaw House
                                87 Shirley Street
                               Nassau, The Bahamas
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F   X     Form 40-F
                                        -----             -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes         No   X
                                        -----      -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached as Exhibit 99.1 to this report on Form 6-K is a copy of the press release dated May 31, 2005 announcing a conference call for June 1, 2005 for holders of the Company's 9% First Preferred Ship Mortgage Notes due 2014.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          ULTRAPETROL (BAHAMAS) LIMITED
                                  (registrant)




Dated:  May 31, 2005                      By:  /s/  Felipe Menendez
                                               ---------------------------------
                                               Felipe Menendez
                                               President

Exhibit 99.1

                              FOR IMMEDIATE RELEASE


     Ultrapetrol (Bahamas) Limited Announces a Bondholders Conference Call.



     Nassau, Bahamas. May 31, 2005. Ultrapetrol (Bahamas) Limited (the "Company") today announced that it intends to hold a conference call for holders of the Company's 9% First Preferred Ship Mortgage Notes due 2014 during Wednesday June 1st, 2005 when the President will discuss the Company's 1Q05 Results and the outlook for its various businesses.

     Bondholders are requested to call the undersigned to obtain the call-in information as well as to provide their contact details in the event that they wish to be added to the distribution list.

Contact:  Mr. Leonard J. Hoskinson
          Ultrapetrol (Bahamas) Limited
          Telephone: 305-507-2000




02351.0001 #575552